Subject to Completion Dated November 12, 2002

Information contained in this pricing supplement is subject to completion and change at any time. This pricing supplement and the attached prospectus supplement and prospectus do not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The definitive terms of the Notes will be described in the final version of this pricing supplement.

Pricing Supplement No. 5 dated , 2002 (to Prospectus dated September 13, 2002 and Prospectus Supplement dated September 13, 2002)	Filed under Rule 424(b)(2) File No. 333-90316

SLM CORPORATION
 Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount: $	Floating Rate Notes:	☐	Fixed Rate Notes: ☒

Original Issue Date: , 2002	Closing Date: , 2002		CUSIP Number: 78442F

Maturity Date: , 20	Option to Extend Maturity:	☒ No	Specified Currency: U.S. Dollars
☐ Yes
If Yes, Final Maturity Date:

Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Price:	Not Applicable.

Repayment at the option of the Holder:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Price:	Not Applicable.

Applicable to Fixed Rate Notes Only:
Interest Rate: %	Interest Payment Dates:	Each and during the term of the Notes, subject to adjustment in accordance with the following business day convention, beginning , 20 .

Interest Accrual Method: 30/360	Interest Periods:	From and including the Closing Date, or each or , as the case may be, to and including the next succeeding or , as the case may be, with no adjustment to period end dates for accrual purposes.

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Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved the securities or determined whether this pricing supplement or the accompanying prospectus supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

We are offering these securities ultimately to purchasers of pass-through certificates of Core Investment Grade Bond Trust I being offered simultaneously with these Notes through Core Bond Products LLC, as depositor of Core Investment Grade Bond Trust I, utilizing the services of Banc of America Securities LLC and J.P. Morgan Securities Inc. as our agents. Each of Banc of America Securities LLC and J.P. Morgan Securities Inc. is a statutory underwriter within the meaning of the Securities Act of 1933.

_______________________________

November            , 2002

Issue Price:	%.
Agents' Commission:	%.
Net Proceeds:	$ .
Form:	Book-entry through the facilities of The Depository Trust Company.
Denominations:	$1,000 minimum and integral multiples of $1,000 in excess thereof.
CUSIP:	78442F .
ISIN:	US78442F .
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Current Ratings:	Moody's: A2
S&P: A

        We have authorized each of Banc of America Securities LLC and J.P. Morgan Securities Inc, as the placement agents, to deliver a copy of this pricing supplement and the attached prospectus supplement and prospectus relating to the Notes offered hereby to purchasers of Core Investment Grade Bond Trust I's pass-through certificates. This pricing supplement and the attached prospectus supplement and prospectus relate only to us and the Notes and do not relate to the trust or the pass-through trust certificates. You should only rely on this pricing supplement and the attached prospectus supplement and prospectus for a description of our company and the Notes.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.